The Royce Funds

745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

February 15, 2012

Securities and Exchange Commission
Attn:  Mr. Kevin Rupert
100 F Street, NE
Washington, D.C. 20549
Attention:  Division of Investment Management

Re:	Registration Statement on Form N-1A for The Royce Fund (File Nos. 002-80348 & 811-03599)

Dear Mr. Rupert:

        Enclosed herewith for filing is correspondence responding to comments from the staff given over the telephone regarding Post-Effective Amendment No. 106 under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective amendment No. 108 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement on Form N-1A of The Royce Fund (the "Trust").   Set forth below are the staff's comments and the Fund's responses.

1.	Comment: The Trust's Semi-Annual Report to Shareholders for the period ended June 30, 2011 should be incorporated by reference in the Registration Statement's Statement of Additional Information.
	Response:	The language will be added to the Statement of Additional Information as requested.

2.	Comment. Please confirm that no Rule 12b-1 fee borne by any class of any series of The Royce Fund may be raised without obtaining shareholder approval from such class' shareholders.
	Response:	Confirmed.

3.	Comment: Please confirm that the Service Class of shares of Royce Global Value Fund is the oldest class of such Fund.
	Response:	Confirmed.

We believe that the proposed modifications to the Registration Statement are responsive to the staff's comments.  The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this Amendment; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Post-Effective Amendment referenced above is scheduled to go automatically effective on February 21, 2012.  As discussed today via telephone, we will file a Post-Effective Amendment in advance of that date solely for the purpose of requesting an extension of the effective date to March 1, 2012. We will then file a Post-Effective Amendment, to be effective March 1, 2012, that incorporates the above referenced comments and adds a new auditor’s consent among certain other exhibits during the last week of February.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen

John E. Denneen Secretary

JED:rw